TranS1 Inc.
301 Government Center Drive
Wilmington, North Carolina 28403

June 23, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Russell Mancuso, Branch Chief

Re:	TranS1 Inc. Registration Statement on Form S-3 Filed May 16, 2011 File No. 333-174255
Ladies and Gentlemen:
     TranS1 Inc. (the “Company”) hereby respectfully submits its responses to the SEC Staff comments made by letter dated June 10, 2011, relating to the Company’s Registration Statement filed on Form S-3 on May 16, 2011 (File No. 333-174255) (the “Form S-3”).
     The Company’s responses are keyed to numbered paragraphs that correspond to the comments made by the SEC Staff (the “Staff”) in the letter dated June 10, 2011. Each response is preceded by a reproduction of the corresponding SEC Staff comment.
Fee Table
1.	Please tell us why the units are not registered for sale. We note your disclosure on page 17. Please ensure that each security that you describe as being offered is identified in the fee table and addressed in exhibit 5.1
Company Response No. 1: In response to the Staff’s comment, the Company hereby confirms that it has elected not to utilize the Form S-3 to separately register “units.” Accordingly, it will revise the Form S-3 to remove the section entitled “Description of the Units We May Offer” on page 17 of the Form S-3 and each additional reference to the registration of “units” made within the Form S-3.
2.	Refer to the last sentence of footnote 1. Except as permitted by Rule 416, securities issued upon conversion or in exchange for the securities in the fee table must also be included in the fee table — they may not be in addition to the securities in the fee table. Please revise to remove the implication to the contrary.
Company Response No. 2: In response to the Staff’s comment, the Company hereby acknowledges that it will revise the last sentence of footnote 1 to the Calculation of Registration Fee table on the cover page of the Form S-3 to clarify that the only securities

Securities and Exchange Commission
June 23, 2011

that may be issued upon conversion of, or in exchange for, the securities registered on the Form S-3, will be common stock, preferred stock or debt securities, each of which are separately being registered on the Form S-3.
Prospectus Cover Page
3.	If you are relying on General Instruction I.B.6 to qualify to use Form S-3, please provide the disclosure required by Instruction 7 to that General Instruction. Otherwise, please provide us your complete analysis demonstrating your eligibility to use Form S-3.
Company Response No. 3: In response to the Staff’s comment, the Company hereby confirms that it has not offered any securities pursuant to General Instruction I.B.6 of Form S-3 (“General Instruction I.B.6”) during the prior 12-calendar month period that ends on, and includes, the date of the Form S-3. Accordingly, the Company does not have any securities offerings to report in response to Instruction 7 of General Instruction I.B.6. In addition, pursuant to Instruction 3 of General Instruction I.B.6, the Company is authorized to continue to assess the aggregate market value of its outstanding voting and nonvoting common equity subsequent to the effective date of the Form S-3 to determine whether it must rely on General Instruction I.B.6 to make sales of securities under the Form S-3 or whether it may instead rely on General Instruction I.B.1 to Form S-3. The Company hereby confirms that, to the extent that it is required to rely on General Instruction I.B.6 at the time it makes its initial offering of securities under the Form S-3, it will perform the calculation and provide the disclosure required by Instruction 7 of General Instruction I.B.6 on the outside front cover of the prospectus.
Incorporation of Certain Information by Reference, page 19
4.	Please note that Item 12(a)(2) of Form S-3 requires you to incorporate by reference specifically all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K that you incorporate by reference. Please tell us why you have not incorporated by reference into this registration statement the Form 8-Ks that you filed on January 4, 2011 and February 28, 2011. Also, please update this section.
Company Response No. 4: In response to the Staff’s comment, the Company acknowledges that it agrees with the Staff’s interpretation and advises the Staff that it inadvertently omitted the Current Reports on Form 8-K filed on January 4, 2011 and February 28, 2011 from the section entitled “Incorporation of Certain Information by Reference” on page 19 of the Form S-3. The Company confirms that it will revise the Form S-3 to incorporate by reference the Current Reports on Form 8-K that it filed on January 4, 2011 and February 28, 2011. In addition, the Company will include reference to an additional Current Report on Form 8-K, which was filed on June 6, 2011 (after the date on which the Form S-3 was filed).

Securities and Exchange Commission
June 23, 2011

Exhibit 5.1
5.	Please tell us why you believe that filing an opinion that addresses only the General Corporation Law of the State of Delaware satisfies your obligations under Regulation S-K Item 601(b)(5) given the reference to New York in section 10.10 of exhibit 4.1.
Company Response No. 5: In response to the Staff’s comment, the Company hereby advises the Staff that it will revise the legal opinion filed as Exhibit 5.1 to the Form S-3 to address the Business Corporation law of the State of New York solely as it applies to the Indenture filed as Exhibit 4.1 to the Form S-3.
6.	Please confirm that, in connection with each takedown from this shelf registration statement, you will file an opinion that does not contain assumptions, conditions and exclusions like those in the current opinion.
Company Response No. 6: In response to the Staff’s comments, the Company hereby advises the Staff that, in connection with each takedown from the Form S-3, the Company will file a legal opinion covering the particular securities being offered in such takedown. Such legal opinions may contain limited assumptions or qualifications that are appropriate under the circumstances, but will fully comply with the Company’s obligations under Item 601(b)(5) of Regulation S-K.
The Company acknowledges that:
(a)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form S-3 filing;

(b)	the Company is responsible for the accuracy and adequacy of the disclosure in the Form S-3; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; provided, however, that the foregoing shall not preclude the Company from asserting any defense, counterclaims or similar action or remedy that may otherwise be available to the Company at law or in equity.
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Securities and Exchange Commission
June 23, 2011

     If you have any questions regarding the responses set forth herein or require additional information, please contact the Company’s outside legal counsel, Bruce Feuchter, Esq., by telephone at (949) 725-4123, by facsimile at (949) 823-5123, or by email at feuchter@sycr.com.

Sincerely,

/s/ Joseph P. Slattery Joseph P. Slattery
Executive Vice President & Chief Financial Officer